Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK :BÜYÜKDERE CADDDESİ NO. 145
:34394 ZİNCİRLİKUYU / İSTANBUL
:P.K. 115 34330 LEVENT / İSTANBUL
TELEFON :(212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX :(212) 275 39 88 - 275 03 57
İNTERNET :http//www.tofas.com.tr/
VERGİ DAİRESİ :ERTUĞRULGAZİ 846 000 0422
FABRİKA :YALOVA YOLU 10. Km
:(16369) BURSA
:P.K. 60 16369 BURSA
TELEFON :(224) 261 03 50 (PBX)
FAX :(224) 255 09 47
(224) 261 13 50
Tic.Sic.No.:100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

26.11.2007

9381

Re: Information Furnished Pursuant to
Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

SUPPL

07028292

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

Enclosure:
1. *Convenience Translation of Financial Statements Originally Issued in Turkish, as of September 30, 2007*
2. *Board decisions 2007/9, 2007/10, 2007/11*

11/30

Koç

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 05.09.2007
Number of the Decision	: 2007/09
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman
- Mr. Sergio MARCHIONNE	: Vice Chairman
- Mr. Ali Aydın PANDIR	: Member & CEO
- Mr. Temel ATAY	: Member
- Mr. Bülent BULGURLU	: Member
- Mr. O. Turgay DURAK	: Member
- Mr. Alfredo ALTAVILLA	: Member
- Mr. Paolo MONFERINO	: Member
- Mr. Mert BAYRAM	: Auditor
- Mr. Angelo BAROCELLI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: Discussion of Company Financial Statements as of June 30, 2007 and submittal of them to CMB and Istanbul Stock Exchange for promulgation.

The Members of Auditing Committee of our Board of Directors have proposed to adopt the following resolution on the financial statements and footnotes of the Company pursuant to paragraph 2 of Turkish Commercial Code 330.

With regards to the consolidated financial statements of our Company as of 30.06.2007, it is hereby resolved to submit the independent auditing review report signed and submitted on 05.09.2007 by Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International, to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order for the Board of Directors to determine that they are prepared in line with the information retained by the Partnership and reviewed in accordance with the regulations, and they correctly reflect the financial status and activity results of our Company as of the mentioned period and the report does not contain any false statements with regards to important issues or any deficiencies that may be misleading as of the date of statement pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
ALİ AYDIN PANDIR **Member&CEO**	**BÜLENT BULGURLU** **Member**
TEMEL ATAY **Member**	**O. TURGAY DURAK** **Member**
ALFREDO ALTAVILLA **Member**	**PAOLO MONFERINO** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 06.09.2007

Number of the Decision : 2007/10

Participants :

- Mr. Mustafa V. KOÇ	: Chairman
- Mr. Sergio MARCHIONNE	: Vice Chairman
- Mr. Ali Aydın PANDIR	: Member & CEO
- Mr. Temel ATAY	: Member
- Mr. Bülent BULGURLU	: Member
- Mr. O. Turgay DURAK	: Member
- Mr. Alfredo ALTAVILLA	: Member
- Mr. Paolo MONFERINO	: Member
- Mr. Mert BAYRAM	: Auditor
- Mr. Angelo BAROCELLI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: About appointment in Top Management of our Company.

Financial Directorate of our Company, Mr. A.Nezih OLCAY will retire as of the end of 2007 due to age limit.

Upon proposal of the Chairman of our Board of Directors Mr. Mustafa V. KOÇ and Vice Chairman Mr. Sergio MARCHIONNE, it is hereby unanimously resolved to appoint Mr. Cengiz EROLDU, who is currently acting as the Budget and Control Manager, as the Financial Directorate to replace Mr. A.Nezih OLCAY as of 01.01.2008.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
ALİ AYDIN PANDIR **Member&CEO**	**BÜLENT BULGURLU** **Member**
TEMEL ATAY **Member**	**O. TURGAY DURAK** **Member**
ALFREDO ALTAVILLA **Member**	**PAOLO MONFERINO** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 21.11.2007
Number of the Decision	: 2007/11
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman
- Mr. Sergio MARCHIONNE	: Vice Chairman
- Mr. Ali Aydın PANDIR	: Member & CEO
- Mr. Temel ATAY	: Member
- Mr. Bülent BULGURLU	: Member
- Mr. O. Turgay DURAK	: Member
- Mr. Alfredo ALTAVILLA	: Member
- Mr. Paolo MONFERINO	: Member
- Mr. Mert BAYRAM	: Auditor
- Mr. Angelo BAROCELLI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: Discussion of Company Financial Statements as of 30.09.2007, and submittal of them to CMB and Istanbul Stock Exchange for promulgation.

The Members of Auditing Committee of our Board of Directors have proposed to adopt the following resolution on the financial statements and footnotes of the Company pursuant to paragraph 2 of Turkish Commercial Code 330.

With regards to the Consolidated financial statements and the term Report related to financial results of our Company as of 30.09.2007 that are not subjected to independent auditing, the Board of Directors have determined that they are issued in line with the information retained by the Company, reviewed in accordance with the regulations, and correctly reflect the financial status and activity results of our Company as of the mentioned period, and that the Report does not contain any false statements with regards to important issues or any deficiencies that may be misleading as of the date of statement, and the said Report issued and signed by the Company Management has been approved, and it is hereby resolved to submit the said Report to Capital Market Board and Istanbul Stock Exchange for promulgation purposes pursuant to resolution 29/692 of Capital Market Board dated 5.6.2003.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
ALİ AYDIN PANDIR **Member&CEO**	**BÜLENT BULGURLU** **Member**
TEMEL ATAY **Member**	**O. TURGAY DURAK** **Member**
ALFREDO ALTAVILLA **Member**	**PAOLO MONFERINO** **Member**

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE NOTE 47 TO THE FINANCIAL STATEMENTS

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Interim Financial Statements
September 30, 2007

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 47 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET
As of September 30, 2007
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS	Notes	Unaudited September 30, 2007	Audited December 31, 2006
Current Assets		**1.296.183**	1.261.832
Cash and cash equivalents	4	**418.719**	518.364
Investment securities	5	-	-
Trade receivables from third parties (net)	7	**191.469**	174.457
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**319.820**	331.056
Other receivables (net)	10	**15.457**	3.854
Biological assets (net)	11	-	-
Inventories (net)	12	**289.227**	157.055
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**61.491**	77.046
Non-current Assets		**1.494.086**	1.157.005
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**138.341**	29.819
Available for sale financial assets (net)	16	**23.994**	23.994
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**861.154**	751.474
Intangibles (net)	20	**445.668**	314.020
Deferred tax asset	14	**24.892**	37.656
Other non-current assets	15	**37**	42
Total Assets		**2.790.269**	2.418.837

The accompanying policies and explanatory notes on pages 5 through 44 form and integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of September 30, 2007
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	Unaudited September 30, 2007	Audited December 31, 2006
Current Liabilities		**921.508**	949.559
Short-term bank borrowings (net)	6	**17.312**	12.981
Current portion of long-term bank borrowings (net)	6	**61.801**	57.878
Short-term financial lease payables (net)	8	**-**	-
Other financial liabilities (net)	10	**15.306**	-
Trade payables to third parties (net)	7	**262.929**	305.224
Trade payables to related parties (net)	9	**402.607**	479.335
Advances taken	21	**-**	-
Progress billings amounts of construction in progress (net)	13	**-**	-
Provisions	23	**106.120**	63.085
Deferred tax liability	14	**-**	-
Other current liabilities (net)	10	**55.433**	31.056
Non-current Liabilities		**754.027**	451.282
Long-term bank borrowings (net)	6	**637.910**	376.499
Long-term financial lease payables (net)	8	**-**	-
Other financial liabilities (net)	10	**-**	-
Trade payables to third parties (net)	7	**-**	-
Trade payables to related parties (net)	9	**-**	-
Advances taken	21	**-**	-
Provisions	23	**63.578**	53.985
Deferred tax liability	14	**-**	-
Other non-current liabilities (net)	10	**52.539**	20.798
Minority interest	24	**-**	-
Shareholders' Equity		**1.114.734**	1.017.996
Paid-in share capital	25	**500.000**	500.000
Adjustments to share capital and equity instruments	25	**-**	-
Capital reserves		**361.796**	361.796
Share premium		**-**	-
Gain on cancellation of shares		**-**	-
Revaluation fund		**-**	-
Revaluation surplus of financial assets	16	**12.261**	12.261
Inflation adjustment on equity items	26	**349.535**	349.535
Profit reserves	27, 28	**92.019**	31.700
Legal reserves		**16.394**	7.741
Statutory reserves		**-**	-
Extraordinary reserves		**27.909**	10.704
Special funds		**-**	-
Gain on sale of fixed assets and financial assets subject to share capital increase		**-**	-
Foreign currency translation adjustment		**-**	-
Cumulative gain on the hedging		**47.716**	13.255
Net income for the period		**122.352**	81.875
Transfer from net income for the period of gain on sale of fixed asset to share capital	26, 38	**-**	-
Retained earnings	27, 28	**38.567**	42.625
Total Liabilities and Shareholders' Equity		**2.790.269**	2.418.837

The accompanying policies and explanatory notes on pages 5 through 44 form and integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the interim period ended September 30, 2007
(Currency – Thousands of New Turkish Liras (YTL))

	Notes	Unaudited September 30, 2007 Cumulative	Unaudited September 30, 2007 Third Quarter	Unaudited September 30, 2006 Cumulative	Unaudited September 30, 2006 Third Quarter
Operational Income					
Net sales	36	2.430.009	815.027	2.207.007	709.599
Cost of sales (-)	36	(2.198.154)	(732.653)	(1.983.453)	(657.429)
Service income (net)		1.170	-	1.152	-
Other income from operational activities (net)	36	53.221	18.437	33.588	13.184
Gross Operational Profit		286.246	100.811	258.294	65.354
Operating expenses (-)	37	(191.653)	(59.565)	(189.167)	(60.541)
Net Operational Profit		94.593	41.246	69.127	4.813
Other operating income	38	14.948	7.232	12.464	5.285
Other operating expense (-)	38	(2.167)	(964)	(3.495)	7.393
Financial income / (expense)	39	36.912	12.449	66.835	17.454
erating Profit		144.286	59.963	144.931	34.945
Net monetary gain	40	-	-	-	-
Minority interest	24	-	-	-	-
Net Income Before Provision for Taxes		144.286	59.963	144.931	34.945
Taxation	41	(21.934)	(10.993)	(93.788)	(11.152)
Net Income		122.352	48.970	51.143	23.793
Weighted average number of shares (thousand shares with 1 New Turkish Kuruş each)		50.000.000	50.000.000	50.000.000	50.000.000
Earnings per share (New Turkish Kuruş)	42	0,24	0,09	0,10	0,05

The accompanying policies and explanatory notes on pages 5 through 44 form and integral part of the consolidated financial statements.

(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company - Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, who is jointly controlled by Koç Holding A.Ş. (Koç Holding) and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding or Fiat (See Note 9).

As of September 30, 2007 and December 31, 2006, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership	
		September 30, 2007	December 31, 2006
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	**%99,9**	99,9%
Mekatro Araştırma Geliştirme A.Ş.	Research and development	**%97,0**	97,0%
Platform Araştırma Geliştirme Tasarım ve Tic. A.Ş. (Platform)	Research and development	**%99,0**	99,0%
Fer Mas Oto Ticaret A.Ş.	Trading of automobile and spare parts	**%99,4**	99,4%

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows:

	September 30, 2007	December 31, 2006
Blue-collar	**4.893**	4.122
White-collar	**1.224**	966
Total number of personnel	**6.117**	5.088

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued Communiqué no. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, CMB stated that alternatively application of accounting standards prescribed by the International Accounting Standards Board (IASB) and International Accounting Standards Committee (IASC) will also be considered to be compliant with CMB Accounting Standards. On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The consolidated financial statements were authorized for issue on November 21, 2007 by the Board of Directors of the Company and signed by Nezih Olcay, Accounting, Finance and Control Group Director and Selçuk Öncer, Accounting Director, representing Board of Directors. The Group Management and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Functional Currency and Reporting Currency

The functional and reporting currency of the Group is accepted as New Turkish Lira (YTL).

In accordance with CMB announcement No.11/367 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available and since CMB foresees that the probability of the re-occurrence of the conditions is remote, lastly the financial statements as of December 31, 2004 have been subject to the restatement per IAS 29 (Financial Reporting in Hyperinflationary Economies). Therefore, the non-monetary assets, liabilities and shareholders' equity including share capital reported in the balance sheet as of September 30, 2007 and December 31, 2006 are derived by indexing the additions occurred until December 31, 2004. The additions after December 31, 2004 are carried with their nominal amounts.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts and that are subject to an insignificant risk of change in value.

Cash and cash equivalent balances in the consolidated cash flow statements do not include the cash amounts with original maturity of three months or more.

Held- to- Maturity Investments

Financial assets with fixed or determinable payments and fixed maturities where management has both the intent and the ability to hold to maturity are classified as held-to-maturity.

Investments that are intended to be held to maturity are measured at amortized cost by using effective interest rate. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Interest income of held-to-maturity investments is included in income statement.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

During 2005, the Group has sold its investment securities which are classified as held to maturity before their maturities. Based on the provisions of IAS 39 (Financial Instruments: Recognition and Measurement), an entity is not allowed to classify any financial assets as held-to-maturity in the current financial year or in the following two fiscal years if the entity has sold or reclassified more than an insignificant amount of held-to maturity investments before maturity other than the specific exceptions provided in the Standard. The track record of the sales made by the Group from its held-to-maturity investment securities portfolio indicates that the Group stands ready to sell its held-to-maturity investment securities in response to changes in market interest rates, and therefore, the positive intention to hold these marketable securities to maturity does not exist. Accordingly, the entire portfolio of the Group is reflected in available for sale category and be subjected to measurement criteria of available for sale securities.

Available for Sale Financial Assets, net

Available for sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity, under revaluation surplus of financial assets.

Loans (Consumer Financing Loans)

Consumer financing loans originated by the wholly owned subsidiary KFK are carried at amortized cost. Interest on these loans is recorded on accrual basis using the effective interest rate method. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

Trade Receivables

Trade receivables have a maturity range of 30-90 days and are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade Payables

Trade payables have average maturities changing between 30-90 days and consist of amounts invoiced or not related with the realized material or service purchases, and are carried at amortized cost.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E. The depreciation terms are as follows :

	Starting from January 1, 2006 (years)	Up to December 31, 2005 (years)
Land improvements	33	33
Buildings	33	25
Machinery and equipment	12 - 14	8 - 12
Motor vehicles	4 - 8	4 - 5
Furnitures and fixtures	8	6 - 8
Moulds and models	6 - 8	6 - 8
Leasehold improvements	30	30

The Group has performed a review of the useful lives of its fixed assets and revised the useful lives of certain assets effective from January 1, 2006.

In case of any indication of the impairment in the carrying value of property, plant and equipment, the recoverable amount is re-assessed and provision for impairment is reflected in the financial statements.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The depreciation period for the intangibles capitalized in relation with the new models will be started after the production of these models is started. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably,
- The technical feasibility of the product is demonstrated,
- The product or process will be sold or used in-house,
- A potential market exists for the product or its usefulness in case of internal use is demonstrated, and
- Adequate technical, financial and other resources required for completion of the project are available.

The costs related to the development projects are capitalized when the criteria above are met.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Service income is recognized when the service is rendered and the amount is reliably measured.

Dividend income is recognized when the Group has the right to receive the dividend payment. Rent income is recognized in the financial statements when the Group's right to receive the monthly rent income is established.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guaranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

Bank Borrowings

All bank borrowings are initially recognized at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue cost and any discount or premium on settlement.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset. Such borrowing cost are capitalised as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs can be measured reliably. Other borrowing costs are recognized as an expense in the period in which they are incurred. As of September 30, 2007 the Group capitalized YTL 14.051 of interest expense on loans obtained in relation with the investment of Mini Cargo model and recognized under property, plant and equipment account.

Fair Value of Financial Instruments

Fair (market) value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The fair values of the financial instruments are determined in accordance with the following methods and assumptions as follows:

Financial Assets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Deferred taxes arising from income and expenses accounted under equity are also recorded under equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Employee Benefits/Reserve for Retirement Pay

Defined Benefit Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All actuarial gains and losses calculated are reflected in the income statement.

Defined Contribution Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realizes the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue. During the first nine months of 2007, the Group had social security premium expenses amounting to YTL 25.196 (September 30, 2006 - YTL 19.324).

Earnings per Share

Earnings per share disclosed in the income statement are determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Group, are regarded similarly.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the consolidated financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

Provisions

A provision is recognized when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment. Warranty provision is periodically reviewed and reassessed in accordance with the realized expenses in the previous periods.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates, which is announced by Turkish Republic Central Bank. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements requires Group management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Warranty provision, reserve for employee termination and other provisions rely on significant estimates and judgments. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity. The ineffective portion is immediately recognized in net profit or loss. If the cash flow hedge results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed or forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Management considers an effective cash flow hedge relationship between foreign currency originated long term loans and the realized and forecasted sales (items subject to be hedged) of light commercial vehicles (Doblo and Mini Cargo (MCV)). Effectiveness of hedge relationship has been determined by the agreements made between the Company and Fiat and Peugeot Citroen Automobiles SA (PSA). It is vastly probable to cover long term loan liabilities by the planned sales of MCV to Fiat and PSA starting from 2008 until December, 2015. Additionally, it is also probable to cover long term loan liabilities for Doblo by the present sales and planned sales to Fiat until 2008.

Furthermore, wholly owned subsidiary, KFK, enters into swap transactions in order to diminish exposure to foreign currency position and interest rate risk and to manage foreign currency liquidity. Swap transactions, which are considered as cash flow hedge instruments in accordance with International Accounting Standards (IAS) are recognized in the income statements in accordance with hedge accounting. KFK valuates its swap transactions based on fair value and net profit or loss is recognized under cumulative gain on the hedging account under shareholders' equity.

Related Parties

Parties are considered related to the Company if;

(a) directly, or indirectly through one or more intermediaries, the party:

- (i) controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries);
- (ii) has an interest in the Company that gives it significant influence over the Company; or
- (iii) has joint control over the Company;

(b) the party is an associate of the Company;
(c) the party is a joint venture in which the Company is a venturer;
(d) the party is member of the key management personnel of the Company or its parent;
(e) the party is a close member of the family of any individual referred to in (a) or (d);
(f) the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e);

Related party transactions are transfer of resources or obligations between related parties, regardless of whether a price is charged.

Financial Risk Management Objectives and Polices

The Group's principal financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities, available for sale financial assets and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk, interest rate risk and credit risk.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Credit Risk

Other than its related parties, the Group trades only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures and necessary guarantees are obtained. In addition, receivable balances are monitored on an ongoing basis and accordingly the Group's bad debts risk is minimized.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency Risk

The Group is exposed to foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated assets and liabilities to New Turkish Lira. The currency is monitored and limited by the continuous analysis of foreign currency position in addition to the cash flow hedge transactions.

Liquidity Risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recorded as deferred income.

4. CASH AND CASH EQUIVALENTS

	September 30, 2007	December 31, 2006
Cash on hand	**51**	12
Cash at banks		
-demand deposits	**6.071**	25.826
-time deposits	**412.635**	492.598
Payment orders	**(38)**	(72)
Total	**418.719**	518.364

4. CASH AND CASH EQUIVALENTS (continued)

The breakdown of time deposits is as follows:

	September 30, 2007		December 31, 2006	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**267.425**	**13,6 – 19**	330.845	17,9 – 21,5
Denominated in USD	**2.809**	**5**	2.663	5
Denominated in EUR	**142.401**	**3,4 – 3,6**	159.090	3,1 – 3,5
Total	**412.635**		492.598	

As of September 30, 2007, the maturities of time deposits vary between a week and two months (December 31, 2006 - between a week and one month). As of September 30, 2007 and December 31, 2006 there are no time deposits with maturities exceeding three months. The time deposits bear fixed interest rates.

As of September 30, 2007 the cash at banks comprise deposits amounting to YTL 344.745 (December 31, 2006 – YTL 458.523) which are deposited at a bank which is related party of the Group.

5. INVESTMENT SECURITIES

As of September 30, 2007 and December 31, 2006, the Group does not have investment securities.

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	September 30, 2007			December 31, 2006		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
Denominated in YTL	**-**	**15.134**	**13 – 18,77**	-	10.635	14 - 20
Denominated in EUR	**1.100**	**1.879**	**4,80 – 5**	1.100	2.037	4,64 – 5,1
Accrued interest		**299**			309	
Total		**17.312**			12.981	

6. FINANCIAL LIABILITIES (continued)

b) Long-term Bank Borrowings

	September 30, 2007			December 31, 2006		
	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Denominated in EUR	324.204	553.935	6 Months Euribor-0,056% 6 Months Euribor+1,64%	221.709	410.495	6 Months Euribor-0,036% 6 Months Euribor+1,64%
Denominated in USD(*)	95.000	114.456	6,36 – 6,38	-	-	-
Denominated in YTL(*)		20.000	21 – 21,9		20.000	21 – 21,9
Accrued interest		11.320			3.882	
Less: Current portion of long-term bank borrowings		(61.801)			(57.878)	
Total		637.910			376.499	

(*) Long-term bank borrowings which are denominated in YTL and USD comprise bank borrowings obtained by KFK, consolidated subsidiary, to finance consumer financing loans.

YTL loans bear fixed interest rates while Euro and USD loans bear variable interest rates.

The repayment schedule of the long-term bank borrowings as of September 30, 2007 and December 31, 2006 is as follows:

	September 30, 2007	December 31, 2006
0 – 1 year	-	-
1 – 5 years	459.495	273.184
After 5 years (*)	178.415	103.315
	637.910	376.499

(*) Repayment of the long-term loans amounting to YTL 475.774 (equivalent of EUR 278.458 thousand) obtained in relation with the investment for Mini Cargo model will be made between 2008 and 2015 in equal installments.

The Euro denominated long-term loans were obtained to finance the investment to manufacture Doblo and Mini Cargo light commercial vehicles. The Group has obtained EUR 350 million long-term loan limit in 2006 based on two different manufacturing agreements with the participation of various financial institutions to be utilized in investment of Mini Cargo. According to the manufacturing agreements signed by the Group, the repayment obligations related loans obtained for (i) Doblo is guaranteed by Fiat and (ii) Mini Cargo is by Fiat and Peugeot Citroen Automobiles SA (PSA) through future purchases. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat and PSA.

(Currency – Thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	September 30, 2007	December 31, 2006
Accounts receivables	**192.351**	174.866
Doubtful trade receivables	**487**	486
	192.838	175.352
Less: Provision for doubtful receivables	**(485)**	(484)
Less: Discount	**(884)**	(411)
Total	**191.469**	174.457

As of September 30, 2007, the letter of guarantees, guarantee notes and direct debit system limit (*) obtained as collateral for trade receivables amounted to YTL 92.195, YTL 11.069 and YTL 212.333, respectively (December 31, 2006 - letter of guarantees amounting to YTL 79.779, guarantee notes amounting to YTL 9.787 and direct debit system limit amounting to YTL 184.176).

(*) Represents the payment guarantee limit granted by the banks to their customers based on their transaction volume.

b) Trade Payables

	September 30, 2007	December 31, 2006
Trade payables	**264.360**	306.891
Less: Discount	**(1.431)**	(1.667)
Total	**262.929**	305.224

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLES

As of September 30, 2007 and December 31, 2006, the Group does not have any leasing obligations or receivables.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES

Related party balances

Due from related parties	September 30, 2007	December 31, 2006
Fiat	**264.772**	281.638
Birmot A.Ş. (Birmot - Subsidiary of Koç Holding)	**54.026**	49.388
Other	**2.491**	809
	321.289	331.835
Less: Discount	**(1.469)**	(779)
Total	**319.820**	331.056

Due to related parties	September 30, 2007	December 31, 2006
Fiat	**362.478**	404.515
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako - Associate company of Fiat)	**13.687**	15.891
Comau S.p.A. (Comau - Associate company of Fiat)	**14.762**	20.415
Elasis Societa Consortile per Azioni – (Elasis –Associate company of Fiat)	**-**	20.792
Others	**13.863**	20.342
	404.790	481.955
Less: Discount	**(2.183)**	(2.620)
Total	**402.607**	479.335

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

Related party transactions

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Sales				
Fiat	1.228.898	379.876	1.179.435	271.248
Birmot	316.447	117.401	301.016	90.727
Other	9.052	5.942	5.191	1.501
Total	1.554.397	503.219	1.485.642	363.476
Domestic purchases				
Mako	64.936	17.476	42.550	13.437
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi - Associate company of Fiat	33.636	3.969	20.710	5.456
Zer Merkezi Hizmetler ve Ticaret A.Ş. (formerly Beko Ticaret A.Ş.) (*)	23.022	7.630	15.501	638
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. - Participation of Tofaş	13.273	4.126	9.522	1.959
Döktaş Ticaret ve Sanayi Anonim Şirketi (**)	-	-	2.953	557
Ram Sigorta Aracılık A.Ş. (*)	4.670	309	3.051	240
Others	29.202	15.018	13.296	3.629
Total	168.739	48.528	107.583	25.916

(*) Subsidiary of Koç Holding.
(**) Until the date of disposal by Koç Holding.

	September 30, 2007		September 30, 2006	
Foreign Purchases	**Materials and Services**	**Tangible and Intangible Assets**	Materials and Services	Tangible and Intangible Assets
Fiat	958.081	3.345	955.413	4
Comau	121	23.232	152	31.086
Kofisa S.A.	-	-	484	9.731
Other	10.742	6.191	8.767	-
Total	968.944	32.768	964.816	40.821

Interest and other income from related parties, during the nine months period ended September 30, 2007 amounts to YTL 34.730 (September 30, 2006 – YTL 49.025).

Salaries and similar benefits paid to the top management (25 people) (September 30, 2006 - 18 people) amounted to YTL 5.776 (September 30, 2006 - YTL 5.960).

During 2007, research and development services obtained from related parties amounts to YTL 9.415 (September 30, 2006 -YTL 30.992) and is included under tangible and intangible assets.

Furthermore, as of September 30, 2007, wholly owned subsidiary KFK has entered into swap transactions with Yapı ve Kredi Bankası A.Ş. amounting to USD 25.000.000, with March 2009 maturity.

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	September 30, 2007	December 31, 2006
Short-term consumer financing loans	15.105	3.712
Non-performing loans	4.343	3.001
	19.448	6.713
Provision for loan impairment	(3.991)	(2.859)
Total	15.457	3.854
Long-term consumer financing loans	138.341	29.819
Total	138.341	29.819

As of September 30, 2007, YTL loans originated by the Group bear monthly fixed interest rates ranging between 1,20% - 2,05% per month (December 31, 2006 - 1,20%- 2,00%).

The maturities of long-term consumer financing loans are as follows:

	September 30, 2007	December 31, 2006
2008	46.684	2.753
2009	60.926	9.235
2010 and after	30.731	17.831
Total	138.341	29.819

Movements in the allowance for loan impairment for September 30, 2007 and 2006 are as follows:

	September 30, 2007	September 30, 2006
January 1,	2.859	2.274
Charge for the period	1.291	225
Recoveries from loans under follow-up	(159)	(76)
September 30	3.991	2.423

The Group has obtained YTL 198.004 of pledge rights and YTL 530 of mortgage as a guarantee for the consumer financing loans (September 30, 2006 – YTL 28.945 of pledge rights and YTL 500 of mortgage).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

b) Other Payables

	September 30, 2007	December 31, 2006
Taxes and funds payable	**36.907**	17.409
Social securities payable	**8.474**	5.586
Payable to personnel	**4.647**	5.615
Other	**5.405**	2.446
	55.433	31.056

c) Other Financial Liabilities

As of September 30, 2007 other financial liabilities reflects calculated fair value of swap transactions of KFK, wholly owned subsidiary.

d) Other Long-Term Liabilities

As of September 30, 2007 other long-term liabilities of the Group amounting to YTL 52.539 has been originated from deferral of research and development incentive premiums provided to support research and development expenditures of Mini Cargo project by the Scientific&Technological Research Council of Turkey (Tübitak). The related balance will be recognized as revenue in line with the amortization terms of the research and development investments. (December 31, 2006- YTL 20.798)

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	September 30, 2007	December 31, 2006
Raw materials, net of reserve for obsolescence of YTL 1.658 (December 31, 2006 - YTL 2.127)	**100.507**	47.270
Work-in-process	**18.626**	17.504
Finished goods, net of reserve for obsolescence of YTL 814 (December 31, 2006 - YTL 733)	**43.686**	12.510
Spare parts	**23.274**	22.691
Imported vehicles	**38.105**	22.251
Goods-in transit and advances given	**65.029**	34.829
Total	**289.227**	157.055

13. RECEIVEBLES FROM CONSTRUCTION PROJECTS IN PROGRESS, net

None.

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABILITIES

The breakdown of temporary differences and the resulting deferred tax assets as of September 30, 2007 and December 31, 2006, using the effective tax rates were as follows:

	Cumulative temporary differences		Deferred tax assets / (liabilities)	
	September 30, 2007	December 31, 2006	**September 30, 2007**	December 31, 2006
Employee termination benefits reserve	**(63.578)**	(53.985)	**12.716**	10.795
Warranty provision	**(57.090)**	(59.902)	**17.127**	17.971
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**308.773**	238.557	**(54.423)**	(40.397)
Cumulative gain on hedging	**(38.187)**	(9.910)	**9.135**	3.345
Cumulative gain on KFK swap transactions	**(15.706)**	-	**3.141**	-
Deferred income	**(33.194)**	(13.759)	**6.639**	2.752
Unused investment allowances (Note 30)	**(290.722)**	(419.467)	**29.654**	42.786
Unused tax loss carryforward of KFK	**-**	(3.049)	**-**	610
Other temporary differences	**(3.749)**	590	**903**	(206)
Deferred tax asset, net			**24.892**	37.656

The movement of deferred tax assets is as follows:

	September 30, 2007	September 30, 2006
Deferred tax asset at January 1	**37.656**	144.194
Deferred tax charge for the period	**(18.554)**	(93.668)
Amount accounted under equity	**5.790**	(12.678)
Deferred tax assets at September 30	**24.892**	37.848

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	September 30, 2007	December 31, 2006
Prepaid expenses	**1.550**	663
VAT deductible	**50.517**	65.012
Accrued income	**1.814**	744
Other	**7.610**	10.627
	61.491	77.046

b) As of September 30, 2007, the Group has other non-current assets amounting to YTL 37 (December 31, 2006 - YTL 42).

(Currency – Thousands of New Turkish Liras (YTL))

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of September 30, 2007 and December 31, 2006, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest (%)	**September 30, 2007**	December 31, 2006
Entek Elektrik Üretimi A.Ş. (Entek)	13,33 %	**23.994**	23.994
		23.994	23.994

As of September 30, 2007 and December 31, 2006, the participation has been reflected at its assessed fair value of YTL 23.994, which is derived from the appraisal study dated January 29, 2007. The valuation difference of YTL 12.261 is presented under the "revaluation surplus of financial assets" account under shareholders' equity. The appraisal study is based on the 5 year balance sheet and income statement projections prepared by Entek management and the fair value of Entek is calculated using the discounted cash flow method.

17. POSITIVE / NEGATIVE GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the period ended September 30, 2007, the movement of property, plant and equipment and the accumulated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2006, net of accumulated depreciation	111.342	146.305	134.633	31.056	6.418	6.066	315.654	751.474
Additions	-	-	-	72	4.762	5	180.419	185.258
Disposals	-	(22.139)	(7.667)	(11.506)	(1.575)	-	-	(42.887)
Transfers	2.335	49.913	75.050	15.659	-	-	(142.957)	-
Accumulated depreciation of disposals	-	22.069	7.667	11.134	909	-	-	41.779
Depreciation charge for the period	(3.447)	(16.846)	(45.508)	(5.898)	(2.122)	(649)	-	(74.470)
At September 30, 2007, net of accumulated depreciation	**110.230**	**179.302**	**164.175**	**40.517**	**8.392**	**5.422**	**353.116**	**861.154**
At September 30, 2007								
Cost	274.166	970.171	1.093.477	203.670	30.267	7.233	353.116	2.932.100
Accumulated depreciation	(163.936)	(790.869)	(929.302)	(163.153)	(21.875)	(1.811)	-	(2.070.946)
Net carrying amount as of September 30, 2007	**110.230**	**179.302**	**164.175**	**40.517**	**8.392**	**5.422**	**353.116**	**861.154**

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net (continued)

During the period ended September 30, 2006, the movement of property, plant and equipment and the accumulated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2005, net of accumulated depreciation	94.614	145.955	185.106	27.793	5.868	4.892	22.438	486.666
Additions	-	-	-	479	-	364	195.716	196.559
Disposals	-	-	-	-	(1.450)	-	-	(1.450)
Transfers	5.210	7.284	3.799	5.851	1.560	1.447	(25.151)	-
Accumulated depreciation of disposals	-	-	-	-	1.108	-	-	1.108
Depreciation charge for the period	(3.020)	(15.190)	(42.189)	(6.235)	(1.695)	(560)	-	(68.889)
At September 30, 2006, net of accumulated depreciation	**96.804**	**138.049**	**146.716**	**27.888**	**5.391**	**6.143**	**193.003**	**613.994**
At September 30, 2006								
Cost	256.226	934.926	1.024.181	203.809	25.815	7.187	193.003	2.645.147
Accumulated depreciation	(159.422)	(796.877)	(877.465)	(175.921)	(20.424)	(1.044)	-	(2.031.153)
Net carrying amount as of September 30, 2006	**96.804**	**138.049**	**146.716**	**27.888**	**5.391**	**6.143**	**193.003**	**613.994**

Restrictions on Assets

As of September 30, 2007 and 2006, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the period ended September 30, 2007 and 2006, the movement of intangibles is as follows:

	License Fee and Development Costs	Others	**Total**
At December 31, 2006, net of accumulated amortization	307.398	6.622	**314.020**
Additions	140.317	1.228	**141.545**
Depreciation charge for the period	(9.076)	(821)	**(9.897)**
At September 30, 2007, net of accumulated amortization	438.639	7.029	**445.668**
At September 30, 2007			
Cost	586.855	23.029	**609.884**
Accumulated amortization	(148.216)	(16.000)	**(164.216)**
At September 30, 2007, net carrying amount	438.639	7.029	**445.668**

	License Fee and Development Costs	Others	Total
At December 31, 2005, net of accumulated amortization	142.337	1.516	143.853
Additions	148.827	2.531	151.358
Amortization charge for the period	(12.097)	(432)	(12.529)
At September 30, 2006, net of accumulated amortization	279.067	3.615	282.682
At September 30, 2006			
Cost	414.039	18.704	432.743
Accumulated amortization	(134.972)	(15.089)	(150.061)
At September 30, 2006, net carrying amount	279.067	3.615	282.682

Intangible assets will be started to be amortized when the related assets are ready to be used. In relation to this, the Group has intangible assets amounting to YTL 245.038, which are not started to be amortized and which are not determined as ready to be used.

21. ADVANCES TAKEN

None (December 31, 2006 - None).

22. EMPLOYEE PENSION PLANS

None.

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS

a) Short-term Provisions

	September 30, 2007	December 31, 2006
Warranty provision	**57.090**	59.902
Provision for sales discount	**18.786**	302
Royalty expense provision	**6.848**	-
Services from third parties	**2.333**	14
Legal and consultancy expense provision	**1.100**	1.000
Business training expense provision	**1.218**	905
Other	**18.745**	962
Total	**106.120**	63.085

The warranty provision movement for the nine months period ended September 30, 2007 and 2006 is as follows:

	September 30, 2007	September 30, 2006
Balance as of January 1	**59.902**	53.345
Utilized, net	**(12.335)**	(13.820)
Provision for the period	**9.523**	20.169
	57.090	59.694

b) Long-term Provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 2.030 (in full YTL)) (December 31, 2006 - YTL 1.857 (in full YTL)) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds. Assumptions used in the calculations are as follows :

	September 30, 2007	December 31, 2006
Discount rate	**5,71%**	5,71%
Estimated turnover rate for retirement (%)	**99%**	99%

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

Movements in reserve for employee termination for between September 30, 2007 and 2006 are as follows:

	September 30, 2007	September 30, 2006
Balance as of January 1	**53.985**	46.398
Interest expense	**4.859**	4.176
Payments	**(2.829)**	(2.108)
Charge for the period (actuarial gains / losses included)	**7.563**	4.985
	63.578	53.451

24. MINORITY INTEREST

None.

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1.000.000. The Company's historical authorized and issued share capital as of September 30, 2007 and December 31, 2006 is YTL 500 million (full YTL). As of September 30, 2007 and December 31, 2006 it consists of 50 billion shares with YTL 0,01 (full YTL) par value each. As of September 30, 2007 and December 31, 2006, the breakdown of issued share capital of the Company is as follows:

		September 30, 2007		December 31, 2006	
	Share Group	Amount (Historical YTL)	%	Amount (Historical YTL)	%
Fiat	D	**189.280**	**37,86**	189.280	37,86
Koç Holding	A	**187.938**	**37,59**	187.938	37,59
Koç Holding companies and Koç family	A	**1.342**	**0,27**	1.342	0,27
Other, including publicly traded shares	E	**121.440**	**24,28**	121.440	24,28
Total paid in share capital		**500.000**	**100,00**	500.000	100,00

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires votes of 75% of shareholders during General Assembly resolutions.

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheets as of September 30, 2007 and December 31, 2006 consists of the following:

	September 30, 2007	December 31, 2006
Issued share capital	**348.382**	348.382
Statutory inflation adjustment which was not offset	**1.153**	1.153
Total	**349.535**	349.535

(Currency – Thousands of New Turkish Liras (YTL))

27-28. LEGAL RESERVES - RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

Listed companies are subject to dividend requirements regulated by the Turkish Capital Market Board as follows:

Based on the CMB Decree 7/242, dated February 25, 2005, if the amount of profit distributions calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit the whole amount of distributable profit should be distributed. If it exceeds the statutory net distributable profit, the whole amount of the statutory net distributable profit should be accordance with CMB regulations or in the statutory financial statements.

Based on the CMB Communiqué Serial: XI, No: 25 part fifteen article 399, the amount included in "Prior Year Losses" account resulting from the first application of inflation accounting should be considered as a deduction during the identification of the profit to be distributed based on the inflation adjusted financial statements. Accordingly, the amount followed under "Prior Year Losses" account may be offset against period income and retained earnings if exists, and the remaining losses against extraordinary reserves, legal reserves and equity restatement differences, respectively.

Based on the CMB Decree 2/53 dated January 18, 2007, in accordance with Communiqué No: XI/25, for the dividend distribution over the 2006 profit, the quoted companies are required to distribute a minimum of 20% (30% for the 2005 profits) of their distributable profits over financial statements prepared in accordance with CMB Accounting Standards. This distributable may be made by either as cash or bonus shares or as a combination of both over the minimum limit of 20% depending on the decisions of the General Assemblies of the companies.

In the calculation of net distributable profit, the profit of the subsidiaries, the participations under common control and the participations which are existing in the consolidated financial statements are not considered if the general assemblies of such companies did not decide to distribute profits.

Inflation adjustment to shareholders' equity can only be netted-off against prior years' losses and used as an internal source in capital increase where extraordinary reserves can be netted-off against prior years' loss and used in the distribution of bonus shares and dividends to shareholders.

According to the decisions taken at the General Assembly meeting held on April 20, 2007, the Group has distributed cash dividend from 2006 profit amounting to YTL 60.000, after deducting legal reserves.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of September 30, 2007 and December 31, 2006 is as follows:

	September 30, 2007					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other Foreign Currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	2.380	2.868	86.644	148.039	-	150.907
Trade receivables (including due from related parties)	3.577	4.310	175.295	299.508	-	303.818
Other current assets	137	165	30.085	51.403	16	51.584
Other receivables, long term	-	-	2.958	5.053	-	5.053
Property, plant and equipment (Advances given)	20	24	33.741	57.649	-	57.673
Total YTL equivalent of foreign currency assets		7.367		561.652	16	569.035
Short-term bank borrowings	-	-	331.455	566.324	-	566.324
Trade payables (including due to related parties)	99	120	249.068	425.557	6	425.683
Other liabilities	39	47	7.227	12.348	-	12.395
Total YTL equivalent of foreign currency liabilities		167		1.004.229	6	1.004.402
Net foreign currency position		7.200		(442.577)	10	(435.367)(*)

	December 31, 2006					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	2.018	2.837	99.534	184.288	7	187.132
Trade receivables (including due from related parties)	36.225	50.917	155.028	287.034	-	337.951
Other current assets	175	246	1.234	2.285	40	2.571
Total YTL equivalent of foreign currency assets		54.000		473.607	47	527.654
Short-term bank borrowings	-	-	224.507	415.675	-	415.675
Trade payables (including due to related parties)	861	1.211	265.102	490.837	10	492.058
Other liabilities	-	-	4.265	7.897	-	7.897
Total YTL equivalent of foreign currency liabilities		1.211		914.409	10	915.630
Net foreign currency position		52.789		(440.802)	37	(387.976) (*)

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat and PSA. Accordingly, net foreign currency exposure of the Group excluding such borrowings as of September 30, 2007 is YTL 130.957 (foreign currency asset position) (December 31, 2006 - YTL 27.699, foreign currency asset position).

(Currency – Thousands of New Turkish Liras (YTL))

30. GOVERNMENT INCENTIVES

Investment Encouragement Certificates

The Group has obtained investment encouragement certificates from government authorities in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200% on the approved capital expenditures and investments;

iii) 100% VAT exemption on local capital expenditures.

The amount of investment allowances used in 2007 is YTL 118.395 (September 30, 2006 - None). As of September 30, 2007 the amount of unused investment allowances is YTL 1.636.147 (September 30, 2006 - YTL 1.521.994). Based on the projections prepared by the Group management, the investment allowance to be utilized until December 31, 2008 is estimated as YTL 290.722.

Government Grants

Government grants for research and development expenditures amounting to YTL 52.539 provided by Tübitak have been recognized under other liabilities (Note 10d).

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of September 30, 2007 the total amount of outstanding legal claims brought against the Group is YTL 2.577 (December 31, 2006 - YTL 2.876). The Group has reflected a reserve amounting to YTL 1.100 (December 31, 2006 - YTL 1.000) in the financial statements.

Bank Letters of Guarantee

The breakdown of letters of guarantee and guarantee notes given by the Group as of September 30, 2007 and December 31, 2006 is as follows:

		September 30, 2007	December 31, 2006
a) Letters of guarantee given to banks, customs and suppliers	YTL	**4**	4
	USD	**100.000**	100.000
	EURO	**2.438.000**	2.000.000
b) Guarantee notes given for short-term and long-term bank borrowings	YTL	**18.900**	10.500
c) Other	YTL	**2.231**	1.689

(Currency – Thousands of New Turkish Liras (YTL))

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Other

The Group has USD 2.203 million and USD 983 million of export commitments to be realized before September 30, 2008 and January 30, 2008 respectively. In connection with these export incentive certificates USD 388 million and USD 998 million of the commitments have been realized as of September 30, 2007. Additionally, USD 17 million of export commitments have been realized in connection with the export incentive certificate closed as of September 30, 2007. (As of December 31, 2006, the Group had export incentive certificate that entitle the Group to realize USD 740 million of exports until July 30, 2007. USD 448 million of export commitments have been realized as of December 31, 2006. USD 713 million of export commitments have been realized in connection with the export incentive certificate closed as of December 31, 2006.)

As of September 30, 2007, the unused letter of credit issued for the purchase of raw materials and supplies amounts to Euro 1.995.477 (December 31, 2006 - Euro 2.384.285). As of September 30, 2007, the unused letter of credit issued for the purchase of fixed assets amounts to Euro 11.302.063 (December 31, 2006 - Euro 8.115.410).

The Group will realize investment amounting to Euro 172 million and Euro 350 million according to the agreements signed related with the two investment projects to be completed in 2007. A part of the development work is carried out by Fiat and the development costs charged by Fiat and its related parties in the first nine months period is amounting to YTL 9.415 (September 30, 2006 – YTL 31.348).

The consolidated subsidiaries KFK and Platform have signed a suretyship agreement which guarantees the payments of long-term bank borrowing amounting to Euro 350.000.000.

The long-term bank borrowing agreement related to the finance of MCV project entitles the Group to comply with certain financial ratios and such financial ratios are met by the Group.

32. MERGERS AND ACQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

None.

35. DISCONTINUING OPERATIONS

None.

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME

a) Net Sales

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Export sales	1.415.605	430.289	1.235.191	452.951
Domestic sales	1.014.404	384.738	971.816	256.648
Total	2.430.009	815.027	2.207.007	709.599

b) Cost of Sales

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Direct material expense	1.684.431	547.564	1.515.057	502.648
Direct labor expense	55.657	18.981	49.242	15.713
Depreciation and amortization expense	71.116	25.783	67.400	22.214
Other production expenses	117.799	42.701	72.022	25.701
Total cost of production	1.929.003	635.029	1.703.721	566.276
Change in work-in-process	(1.104)	(2.667)	(1.832)	6
Change in finished goods	(31.179)	(14.012)	(9.544)	(836)
Cost of merchandise sold	280.867	107.064	280.836	87.465
Cost of other sales	20.567	7.239	10.272	4.518
Total	2.198.154	732.653	1.983.453	657.429

c) Other Income from Operational Activities

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Income from direct material sales	20.766	6.752	12.362	6.155
Income from mould sales	-	-	763	-
Income from scrap sales	14.787	4.763	10.851	3.525
Packaging income	13.805	5.294	7.080	2.586
Other	3.863	1.628	2.532	918
Total	53.221	18.437	33.588	13.184

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

d) Production and Sales Quantities

	Production		Sales	
	September 30, 2007	September 30, 2006	**September 30, 2007**	September 30, 2006
Doblo	**97.429**	100.140	**96.889**	99.797
Albea	**14.045**	16.696	**13.246**	16.457
Linea	**14.376**	35	**13.267**	-
Palio – Palio Van	**2.834**	4.513	**2.831**	4.685
Grande Punto	**-**	-	**5.341**	8.964
CKD dismantled	**10.440**	6.324	**10.440**	6.144
SKD	**3.618**	-	**3.768**	-
MCV	**379**	-	**-**	-
Kuş Serisi	**-**	1.744	**97**	1.334
Marea	**-**	689	**1**	861
Ducato	**-**	-	**3.252**	1.644
Sedici	**-**	-	**69**	-
Strada	**-**	-	**-**	478
Idea	**-**	-	**2**	391
Alfa Romeo	**-**	-	**374**	564
Stilo	**-**	-	**1**	146
Panda	**-**	-	**70**	182
Ferrari	**-**	-	**27**	19
Maserati	**-**	-	**14**	13
Lancia	**-**	-	**43**	-
Total	**143.121**	130.141	**149.732**	141.679

37. OPERATING EXPENSES

	September 30, 2007 Cumulative	**September 30, 2007 Third Quarter**	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Selling and marketing expense	**117.627**	**37.459**	112.641	31.605
General and administrative expense	**67.508**	**20.055**	72.186	28.142
Research and development expense	**6.518**	**2.051**	4.340	794
Total	**191.653**	**59.565**	189.167	60.541

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

a) Selling and Marketing Expenses

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Warranty expenses	10.422	1.550	21.659	1.441
Personnel expenses	23.439	9.101	20.962	6.302
Royalty expenses	6.848	1.477	10.054	2.065
Advertisement expenses	20.568	8.196	20.570	7.845
Shipment and insurance expenses	14.663	5.228	13.318	3.874
Packaging expenses	7.190	3.235	4.344	1.549
Sales commission expenses	5.335	366	-	-
Exhibition-fair expenses	3.061	1.028	-	-
Sales sponsorship	6.588	848	-	-
Sales research development expenses	2.147	353	-	-
Other selling and marketing expenses	17.366	6.077	21.734	8.529
Total	117.627	37.459	112.641	31.605

b) General and Administrative Expenses

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Personnel expenses	25.956	8.187	21.687	6.981
Depreciation and amortization expenses	10.533	2.150	13.400	3.617
Services obtained from third parties	9.003	2.809	-	-
Other general and administrative expenses	22.016	6.909	37.099	17.544
Total	67.508	20.055	72.186	28.142

c) Depreciation and Amortization Expenses

	September 30, 2007 Cumulative	September 30, 2007 Third Quarter	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Cost of production	71.116	25.783	67.400	22.214
General and administrative expenses	10.533	2.150	13.400	3.617
Research and development expenses	2.718	2.300	618	189
Total	84.367	30.233	81.418	26.020

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

d) Personnel Expenses

	September 30, 2007 Cumulative	**September 30, 2007 Third Quarter**	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Wages and salaries	**184.037**	**45.221**	131.265	42.904
Labor expenses charged by subcontractors	**819**	**58**	1.941	397
Other social expenses	**14.853**	**5.739**	11.631	4.019
Total	**199.709**	**51.018**	144.837	47.320

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	September 30, 2007 Cumulative	**September 30, 2007 Third Quarter**	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Research and development income	**3.926**	**711**	4.496	70
Rent income	**845**	**286**	920	310
Gain on sale of fixed assets	**364**	**187**	97	(3)
Others	**9.813**	**6.048**	6.951	4.908
	14.948	**7.232**	12.464	5.285

b) Other Operating Expense and Losses

As of September 30, 2007, the Group has other operating expenses of YTL 2.167 (September 30, 2006-YTL 3.495).

39. FINANCIAL INCOME / EXPENSE, net

	September 30, 2007 Cumulative	**September 30, 2007 Third Quarter**	September 30, 2006 Cumulative	September 30, 2006 Third Quarter
Financial Income				
Foreign exchange gain	**68.271**	**55.197**	46.472	(38.150)
Interest income	**40.542**	**8.843**	82.065	29.583
Commission income	**10.921**	**5.421**	602	334
Total financial income	**119.734**	**69.461**	129.139	(8.233)
Financial Expense				
Foreign exchange loss	**(53.274)**	**(40.041)**	(32.121)	40.901
Interest expense	**(29.548)**	**(16.971)**	(30.183)	(15.214)
Total financial expense	**(82.822)**	**(57.012)**	(62.304)	25.687
Financial income, net	**36.912**	**12.449**	66.835	17.454

(Currency – Thousands of New Turkish Liras (YTL))

40. NET MONETARY GAIN / LOSS

In accordance with the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred in the first nine months of 2007 and 2006.

41. TAXATION

The Group is subject to taxation in accordance with the tax regulation and the legislation effective in Turkey.

In Turkey, the corporation tax rate from January 1, 2006 onwards is 20%. Platform, the subsidiary of the Group, is exempt from the corporate tax due to its nature of establishment until the year 2013 .Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, the statutory financial statements from which taxable income is derived are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on the December 31, 2003 balance sheet are not subject to corporation tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10.000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19,8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances could be carried forward indefinitely before the new investment allowance application which has been effective from January 1, 2006. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for these companies. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008. The Company has chosen the option of using available investment allowance incentives until December 31, 2008 and accordingly corporate tax rate is 30%.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of September 30, 2007 there are no tax loss carry forwards (December 31, 2006 - YTL 3.049).

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

For the first nine months period ended September 30, 2007 and 2006, the analysis of the tax expense in the income statement is as follows:

	September 30, 2007	September 30, 2006
Current tax charge	**(3.380)**	(120)
Deferred tax charge	**(18.554)**	(93.668)
	(21.934)	(93.788)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of September 30, 2007 and 2006 are as follows:

	September 30, 2007	September 30, 2006
Net income before provision for taxes	**144.286**	144.931
Income tax charge at effective tax rate	**(43.286)**	(43.170)
Effect of change in tax rates	**(10.453)**	15.622
Effect of reversal of the taxation effect of the unused investment allowances	**(13.132)**	(96.726)
Allowance for deferred tax asset of KFK	**-**	3.777
Effect of investment allowances - amount used during current period	**35.519**	-
Effect of research and development incentive application	**3.104**	-
Effect of restatement of certain non-monetary items and others	**6.314**	26.709
	(21.934)	(93.788)

42. EARNINGS PER SHARE

Earnings per share are determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned. In the first nine months of 2007 and 2006, the weighted average number of shares outstanding is 50.000.000.000 and as of September 30, 2007 and 2006 earnings per share is Yeni Kuruş 0,24 and Yeni Kuruş 0,10, respectively.

43. FINANCIAL RISK MANAGEMENT AND POLICIES

Financial Risk Management Objectives and Policies

The Group's principal financial instruments are cash and cash equivalents and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risk and credit risk. The Group management reviews and agrees policies for managing each of the risks as summarized below.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties, and continually assessing the creditworthiness of the counterparties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures and the Group also obtains collaterals from customers when appropriate. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

Amounts as carried on the balance sheet reflect maximum credit risk of the Group.

Foreign Currency Risk

The Group is exposed to foreign exchange risk arising from the ownership of foreign currency denominated assets and liabilities with sales or purchase commitments. The policy of the Group is to compare every foreign currency type for the probable sales or purchases in the future.

As explained in detail in Note 6 b), according to the manufacturing agreements signed by the Group, the repayment obligations related to loans obtained for Doblo is guaranteed by Fiat and for Mini Cargo by Fiat and Peugeot Citroen Automobiles SA (PSA) through future purchases. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat and PSA.

The Group's foreign currency position exposed to foreign currency risk is presented in Note 29. Accordingly, as of September 30, 2007, the effect of 1% increase in foreign exchange rate is decline in net income for the period amounting to YTL 4.354.

Interest Rate Risk

Interest rate risk stems from the probability of an impact of rate changes on financial accounts. The Group is exposed to interest rate risk due to maturity mismatch or differences of the assets and liabilities that are re-priced or matured in a specific period. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The Group does not have significant exposure to interest rate risk.

(Currency – Thousands of New Turkish Liras (YTL))

43. FINANCIAL RISK MANAGEMENT AND POLICIES (continued)

Liquidity Risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

The breakdown of financial assets and liabilities according to their maturities is disclosed considering from balance sheet date to due date period. Financial assets and liabilities that have no certain due date are classified in over 1 year column.

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total
ASSETS AS OF SEPTEMBER 30, 2007						
Cash and cash equivalents	418.719	-	-	-	-	418.719
Other receivables	65	417	1.236	13.739	138.341	153.798
Trade receivables and trade receivables from related parties (*)	307.099	206.544	-	-	-	513.643
Other current assets	42.406	15.895	-	3.190	-	61.491
Available for sale financial assets	-	-	-	-	23.994	23.994
Other non-current assets	-	-	-	-	37	37
Total Assets	768.289	222.856	1.236	16.929	162.372	1.171.682
LIABILITIES AS OF SEPTEMBER 30, 2007						
Bank borrowings (**)	-	-	42.578	24.915	637.910	705.403
Other financial liabilities	-	15.306	-	-	-	15.306
Trade payables and trade payables to related parties (*)	162.631	422.900	83.619	-	-	669.150
Provisions (***)	49.030	-	-	-	63.578	112.608
Other current liabilities	55.433	-	-	-	52.539	107.972
Total Liabilities	267.094	438.206	126.197	24.915	754.027	1.610.439
Net Liquidity Risk	501.195	(215.350)	(124.961)	(7.986)	(591.655)	(438.757)

(Currency – Thousands of New Turkish Liras (YTL))

43. FINANCIAL RISK MANAGEMENT AND POLICIES (continued)

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total
ASSETS AS OF DECEMBER 31, 2006						
Cash and cash equivalents	518.364	-	-	-	-	518.364
Other receivables	27	140	345	3.341	29.820	33.673
Trade receivables and trade receivables from related parties (*)	506.703	-	-	-	-	506.703
Other current assets	9.758	64.906	-	2.382	-	77.046
Available for sale financial assets	-	-	-	-	23.994	23.994
Other non-current assets	-	-	-	-	42	42
Total Assets	1.034.852	65.046	345	5.723	53.856	1.159.822
LIABILITIES AS OF DECEMBER 31, 2006						
Bank borrowings (**)	-	-	-	66.668	376.499	443.167
Trade payables and trade payables to related parties (*)	124	788.722	-	-	-	788.846
Provisions (***)	3.183	-	-	-	53.985	57.168
Other current liabilities	31.056	-	-	-	20.798	51.854
Total Liabilities	34.363	788.722	-	66.668	451.282	1.341.035
Net Liquidity Risk	1.000.489	(723.676)	345	(60.945)	(397.426)	(181.213)

(*) Undiscounted amounts.
(**) Amounts excluding interest accruals.
(***) Amounts excluding warranty provisions.

(Currency – Thousands of New Turkish Liras (YTL))

44. CASH FLOW STATEMENT

	September 30, 2007	September 30, 2006
Cash flows from operating activities		
Net income before provision for taxes	144.286	144.931
Reconciliation between net income before taxation and cash generated from operating activities		
Depreciation and amortization	84.367	81.418
Interest expense	29.548	30.183
Provision for employment termination benefits	12.422	9.161
Gain on sale of property, plant and equipment	(364)	(97)
Warranty provision	9.523	20.169
Operating income before working capital changes	279.782	285.765
Net working capital changes in-		
Trade receivables and trade receivables from related parties	(5.776)	(7.319)
Inventories	(132.172)	(36.784)
Other current/non current assets and other receivables	(104.565)	(39.277)
Trade payables and trade payables to related parties	(119.023)	183.429
Other current liabilities	85.530	29.745
Other non current liabilities	31.741	-
Employment termination benefits paid	(2.829)	(2.108)
Warranty payments	(12.335)	(13.820)
Net cash provided by operating activities	20.353	399.631
Cash flows from investing activities		
Investment securities	-	10.324
Deposits with maturities over three months	-	25.000
Purchase of property, plant, equipment and intangibles	(326.803)	(347.917)
Proceeds from sale of property, plant and equipment and intangibles	1.472	439
Net cash used in investing activities	(325.331)	(312.154)
Cash flows from financing activities		
Interest paid	(16.067)	(29.520)
Dividend paid	(60.075)	(50.000)
Net change in financial liabilities	281.475	39.558
Net cash provided by financing activities	205.333	(39.962)
Net increase / (decrease) in cash and cash equivalents	(99.645)	47.515
Cash and cash equivalents at the beginning of the period	518.364	458.726
Cash and cash equivalents at the end of the period	418.719	506.241

(Currency – Thousands of New Turkish Liras (YTL))

45. STATEMENT OF CHANGES IN EQUITY

As of September 30, 2007 and 2006, consolidated shareholders' equity movements are as follows:

	Share Capital	Legal Reserves	Extraordinary Reserves	Revaluation Surplus of Financial Assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative Gain on the Hedging	Accumulated Profits / (Loss)	Net Income for the Period	Total Shareholders' Equity
December 31, 2005	500.000	-	-	18.951	349.535	58.721	857	110.213	1.038.277
Transfers	-	-	-	-	-	-	110.213	(110.213)	-
Gain on the hedging	-	-	-	-	-	(54.944)	-	-	(54.944)
Dividend distribution	-	-	-	-	-	-	(50.000)	-	(50.000)
Revaluation surplus of financial assets	-	-	-	(2)	-	-	-	-	(2)
Net profit for the period	-	-	-	-	-	-	-	51.143	51.143
September 30, 2006	500.000	-	-	18.949	349.535	3.777	61.070	51.143	984.474
December 31, 2006	**500.000**	**7.741**	**10.704**	**12.261**	**349.535**	**13.255**	**42.625**	**81.875**	**1.017.996**
Transfers	-	-	-	-	-	-	81.875	(81.875)	-
Transfers to legal reserves	-	8.653	27.205	-	-	-	(35.858)	-	-
Gain on the hedging	-	-	-	-	-	34.461	-	-	34.461
Dividend distribution (*)	-	-	(10.000)	-	-	-	(50.075)	-	(60.075)
Net profit for the period	-	-	-	-	-	-	-	122.352	122.352
September 30, 2007	**500.000**	**16.394**	**27.909**	**12.261**	**349.535**	**47.716**	**38.567**	**122.352**	**1.114.734**

(*) Dividend distributed per share amounts to New Turkish Kuruş 0,1.

46. OTHER MATTERS WHICH ARE SINGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF TRUE AND FAIR INTERPRETATION OF THE FINANCIAL STATEMENTS

None.

47. OTHER MATTERS

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the accompanying financial statements. The differences with IFRS mainly related to the application of inflation accounting which was ceased one year later in IFRS, and the presentation of the basic financial statements and the notes to them. Accordingly, the financial statements are not intended to present the Group's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

END